Exhibit 18.1

February 19, 2014

Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, Texas 75024

Dear Sirs/Madams:

We have audited the consolidated financial statements of Dr Pepper Snapple Group, Inc. as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 19, 2014, which expresses an unqualified opinion. Note 7 to such financial statements contains a description of your adoption during the year ended December 31, 2013 of the change in the date of the annual goodwill impairment test from December 31 to October 1. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP

Dallas, Texas
February 19, 2014